Exhibit 4.5

EMPLOYMENT AGREEMENT
This Agreement is made by and between AETERNA ZENTARIS INC., a corporation duly incorporated under the laws of Canada, having its head office at 315 Sigma Drive, Summerville, South Carolina 29483 (the Corporation) and James Clavijo, currently domiciled at 50 Biscayne Blvd., Apt. 4210, Miami, Florida 33132 (the Executive) and shall be effective as of March 5, 2018 (the “Effective Date”):
SECTION 1 -PURPOSE:

1.1
The Corporation wishes to employ at the Effective Date the Executive as its Chief Financial Officer, performing the associated duties of this position and such other duties as may be assigned from time to time by the Corporation, and the Executive agrees to be employed in such manner on the terms and conditions set forth herein.

SECTION 2 -    DUTIES:

2.1
The Executive agrees to devote his full business time, attention, skill and efforts to the faithful performance and discharge of his duties and responsibilities as Chief Financial Officer in conformity with the highest professional standards, in a prudent and workmanlike manner and in a manner consistent with the obligations imposed under applicable law. The Executive shall promote the best interests of the Corporation in carrying out the Executive’s duties and responsibilities, and he shall not take any action, or fail to take any action which failure could, or could reasonably be expected to, have an adverse effect on the business of the Corporation.

2.2
The Executive discloses, represents and affirms that he has no obligation toward any person or entity, including former employers, that would be incompatible with this Agreement or that could create an impediment to or conflict of interest with the performance of his duties with the Corporation.

2.3
The Executive and the Corporation agree that the Executive’s principal place of business is at the Corporation’s office in South Carolina and that any reassignment of his principal place of business will be to a place in the United States mutually agreed upon by the Executive and the Corporation. The Executive understands that his duties and responsibilities will require him to travel to outside the United States from time to time to further the business and interests of the Corporation.

SECTION 3 -    COMPENSATION:

3.1
Annual Base Salary. The Corporation shall pay the Executive a base annual salary (the Base Salary) which initially shall be Two Hundred Seventy Five Thousand US (US$275,000), subject to applicable taxable withholding and deductions and payable in accordance with the Corporation’s standard payroll practices for executive officers. The Base Salary shall be reviewed annually by the Board or a committee of the Board and may be increased in accordance with the Corporation’s compensation policy. Finally, all or part of the Executive’s Base Salary may be paid through an Affiliate of the Corporation.

3.2
Annual Cash Bonus. The Executive shall be eligible to earn an annual cash bonus of between 0-30% of the Executive’s Base Salary (the Annual Bonus). The granting of an Annual Bonus, if any, shall be based on the performance of the business and the Executive and it is subject to the approval by the Board in its sole discretion. The Annual Bonus, if any, payable for any calendar year shall be paid no later than March 15 of the following calendar year. To be eligible to receive any Annual Bonus, the Executive must be a current employee in good standing of the Corporation at the time that Annual Bonus payments are made.

3.3
Stock Options. Subject to any required shareholder or regulatory approval, the Executive shall be eligible to receive an annual grant of stock options to purchase shares of the Corporation’s publicly-traded common stock (the “Common Stock”), subject to vesting, exercise, pricing and all other applicable, terms of the Corporation’s Stock Option Plan. Granting of such annual stock options shall also be subject to the prior approval and the sole discretion of the Board. If any shareholder or regulatory approval is required, the Corporation shall promptly undertake all reasonable efforts to secure such approval. At the next scheduled Board meeting at which stock option grants may be made in accordance with applicable stock exchange rules and regulations, the Executive will receive a grant of options to purchase 100,000 shares.

3.4
Business Expenses. The Corporation shall reimburse the Executive, upon presentation of valid receipts or vouchers, for reasonable entertainment, travel and other business expenses, incurred on behalf of or at the request of the Corporation, so long as they are in incurred accordance with the Corporation’s policies and rules for such reimbursements.

3.5
Car Allowance. The Corporation shall pay the Executive an annual taxable car allowance in the amount of Twenty Thousand Dollars ($20,000.00), payable in accordance with the Corporation’s policy as it relates to executives. The Executive shall assume and pay all related operating costs of the vehicle, including insurance, registration, maintenance, repairs and fuel expenses.

SECTION 4 -    VACATION:

4.1
The Executive shall be entitled to a paid annual vacation of four (4) weeks in accordance with the Corporation’s vacation policy for executives, subject to the approval of the Corporation’s CEO or his designee. All of the vacation shall be taken during each calendar year and shall not be carried over in any amount into succeeding years. Unused vacation shall not be payable in cash to the Executive.

SECTION 5 -    OTHER BENEFITS:

5.1
Subject to eligibility requirements and participation rules, the Executive may participate in all of the employee benefit plans maintained by the Company which are available to executive employees of the Corporation who work in the same location as the Executive.

SECTION 6 -    TERMINATION:

6.1
At-Will Employment. Nothing in this Agreement shall be construed to alter the at-will employment relationship between the Corporation and the Executive. Subject to the terms set forth in this Agreement, either the Corporation or the Executive may terminate Executive’s employment at any time for any reason, with or without Cause, as defined in Section 6.3 below.

6.2
Termination During Probationary Period. During the period ending 90 days from the Effective Date the Corporation may terminate Executive’s employment for any reason, with or without cause, as defined in Section 6.3 below, without the Corporation (or any of its Affiliates) being bound to pay any of the compensation provided for in Section 6.7, and without being bound to provide the 30 day notice required by Section 6.6.

6.3
Termination for Cause. The Executive’s employment may be terminated by the Corporation upon simple notice in writing transmitted to the Executive, without the Corporation (or any of its Affiliates) being bound to pay any compensation whatsoever if termination is for any of the following reasons, each of which constitutes Cause:

(a)	The Executive is declared bankrupt or insolvent or makes an assignment of substantially all of his property or is placed under protective supervision.

(b)
The Executive becomes physically or mentally disabled to such an extent as to render him unable to perform the essential functions of his job duties normally and adequately for an aggregate of twelve (12) weeks during a period of twelve (12) consecutive months. In such a case, the Executive may continue to benefit under short-term and long-term disability insurance plans, subject to the terms of such plans, if any. The Corporation’s ability to terminate the Executive as a result of any disability shall be to the extent permitted by applicable state or federal law.

(c)	The Executive materially fails or refuses to adequately perform the duties or responsibilities assigned by the Corporation or its Board.

(d)	The Executive engages in fraud, theft, embezzlement or other criminal act of a similar nature, or commits an act of serious misconduct or willful or gross negligence in the performance of his duties.

(e)	The Executive misuses or abuses alcohol, drugs or controlled substances.

(f)	The Executive materially breaches Sections 7, 8 or 9 of this Agreement.

(g)
Provided, however, that the reason set forth in subsection 6.2(c) shall not constitute Cause unless the Executive is given a reasonable period (at least 30 days) to effect a cure or a correction and fails to do so (and provided that the reason is curable or correctible as determined in the reasonable discretion of the Board). Furthermore, whether a Cause event has occurred shall be determined in the reasonable discretion of the Board.

6.4	Good Reason. The Executive shall have the right to resign at any time for any of the following reasons, each of which shall constitute Good Reason:
(a)    A material reduction of the Executive’s Base Salary as in effect on the Effective Date or as thereafter increased from time to time, provided such reduction is not applicable in a similar manner to the other senior executives of the Corporation.
(b)    A material and sustained reduction (absent the Executive’s express, written consent) in the Executive’s overall duties and responsibilities as Chief Financial Officer.
(c)    Provided, however, no reason set forth in this Section 6.3 shall constitute Good Reason unless 1) the Executive first gives written notice to the Board of the facts that constitute Good Reason; 2) the Corporation fails to cure or correct the situation within 30 days following receipt of such notice (the “cure period”); and 3) the Executive resigns his employment within 30 days following the end of the cure period.

6.5
Termination by Death. In the event of the Executive’s death during his period of employment, the Corporation’s obligation to make payments under this Agreement shall terminate on the date of death, except the Corporation shall pay the Executive’s estate or surviving designated beneficiary or beneficiaries, as appropriate, any earned but unpaid salary and bonus and reimburse business expenses incurred but not reimbursed as of his date of death. Vesting of any stock options outstanding on the date of death shall be exercisable only to the extent the Executive’s right to exercise was vested on his date of death.

6.6
Voluntary Termination. If the event Executive wishes to resign for any reason other than Good Reason or the Corporation wishes to terminate his employment without Cause, the Executive shall give, or receive, as applicable at least thirty (30) days prior written notice of such resignation or termination, whichever is applicable. Any such notice shall not relieve either the Executive or the Corporation of their mutual obligations to perform under this Agreement or to relieve the Corporation to compensate the Executive during such notice period for any earned but unpaid salary and bonus and reimburse business expenses incurred but not reimbursed as of his date of termination.

6.7
Termination Without Cause Or Resignation For Good Reason. In the event that the Executive has a “separation from service” within the meaning of a §409A of the US Internal Revenue Code of 1986, as amended (a “Separation from Service”) as a result of the Corporation terminating the Executive’s employment without Cause or the Executive resigning for Good Reason, except for a termination under Section 6.2, the Corporation shall pay to Executive an amount equal to at least 6 months of his then Base Salary (the “Severance Pay”). This amount shall be increased by one month of base salary for each full year of service, starting with Executive’s completion of two full years of service and stopping at a maximum of 12 months of Base Salary after seven full years of service. The Severance Pay shall not be prorated for partial years of service. The Severance Pay shall be paid out in equal installments in accordance with the Corporation’s standard payroll cycle (less applicable tax withholdings) over a period of one year, commencing with the first regular payroll date that is at least seven days after the Corporation receives the Release referenced below from Executive, and assuming Executive does not revoke the release. The right to payment of the Severance Pay is conditioned upon Executive’s executing, and not revoking, a full and general Release of all claims in a form satisfactory to the Corporation and full compliance with the terms of this Agreement. If necessary, all payments due under this Section 6.7 by the Corporation may be delayed as required by §409A of the US Internal Revenue Code of 1986 (the “Code”); the payments shall be so delayed by six (6) months and one day, and the first six (6) months’ Severance Pay shall be paid in a lump sum on the first payroll date thereafter. The Corporation has the right to cease making payments under this paragraph at any time it determines Executive is in breach of Sections 7, 8, or 9 of this Agreement.

6.8
Clawback of any Erroneously Paid Compensation. If, after a payment is made to the Executive pursuant to Section 3, 4, 5 or 6, the Corporation finds, after full consideration of the facts, that the Executive engaged in fraud, theft, embezzlement or any other criminal act of a similar nature in the performance of his duties to the Corporation, the Executive must immediately repay to the Corporation all amounts that were paid to him pursuant to Section 3, 4, 5 or 6 of the Agreement.

SECTION 7 -    NO-COMPETITION, NO SOLICITATION AND LOYALTY:

7.1
During the duration of the Executive’s employment and for a period of one (1) year following the date of termination of his employment, Executive shall not compete with the Corporation, directly or indirectly, in the development and commercialization of the same or substantially similar endocrine therapies and oncology treatments that the Corporation is developing, including, without limitation, as an executive, director, officer, employer, principal, agent, fiduciary, administrator of another’s property, associate, independent contractor, franchisor, franchisee, distributor or consultant of or for a competing entity, unless such participation is fully disclosed to the Board and approved in writing in advance by the Chairman of the Board. In addition, the Executive shall not have any interest whatsoever in such an enterprise, including, without limitation, as owner, shareholder, partner, limited partner, lender or silent partner. This non‑competition covenant is limited in geographic scope to those geographic areas in the United States, Canada and Europe in which the same or substantially similar endocrine therapies and oncology treatments are developed and commercialized by the Corporation or its Affiliates. The term of the non-competition covenant shall be tolled during any period in which Executive has violated the covenant for any reason.

7.2
The foregoing stipulation shall nevertheless not prevent the Executive from purely passive investments in the shares or other securities of a corporation or entity other than the Corporation whose securities are publicly traded on a recognized stock exchange where the securities so held by the Executive do not represent more than five percent (5%) of the voting shares of such other corporation or entity and do not allow for its control.

7.3
The Executive also undertakes, for the same period and in respect of the same territory referred to hereinabove in Section 7.1 not to solicit clients of the Corporation or its Affiliates with which he had any contact during the period of his employment with the Corporation, or do anything whatsoever to induce or to lead any person to end, in whole or in part, business relations with the Corporation or any of its affiliates.

7.4
The Executive also undertakes, for the same period and in respect of the same territory referred to hereinabove in Section 7.1 not to interfere in the relations which the Corporation or which any of its affiliates has with their distributors, suppliers, representatives, agents and other parties with whom the Corporation or any of its affiliates deals, including inducing or attempting to induce such entities to cease doing business with the Corporation or its affiliates.

7.5
The Executive also undertakes, for the same period and in respect of the same territory referred to in Section 7.1 not to induce, attempt to induce or otherwise solicit the personnel of the Corporation to leave their employment with the Corporation or any of its affiliates nor to hire the personnel of the Corporation or any of its affiliates for any enterprise in which the Executive has an interest.

7.6
The Executive acknowledges that the provisions of this Section 7 are reasonably limited as to the time period, the geographic area and the nature of the activities to what the parties deem necessary to protect the legitimate interests of the Corporation and its affiliates, while allowing the Executive to earn his living.

7.7
Nothing in this Section 7 shall operate to reduce or extinguish the obligations of the Executive arising at law or under this contract which survive at the termination of this Agreement in reason of their nature and, in particular, without limiting the foregoing, the Executive’s duty of loyalty and obligation to act faithfully, honestly and ethically.

SECTION 8 -    CONFIDENTIALITY:

8.1
The Executive acknowledges that he has received and will receive or conceive, in carrying on or in the course of his work during his employment with the Corporation, confidential information pertaining to the activities, the technologies, the operations and the business, past, present and future, of the Corporation, which information is not in the public domain. The Executive acknowledges that such confidential information belongs to the Corporation and that its disclosure or unauthorized use could be damaging or prejudicial to the Corporation and contrary to their best interests.

Accordingly, the Executive agrees to respect the confidentiality of such information and not to make use of or disclose it to, or to discuss it with, any person, other than in the ordinary course of his duties with the Corporation, or as required under applicable law, without the explicit prior written authorization of the Corporation.
This undertaking to respect the confidentiality of such information and not to make use of or disclose or discuss it to or with any person shall survive and continue to have full effect notwithstanding the termination of the Executive’s employment with the Corporation, so long as such confidential information does not become public as a result of an act by the Corporation or a third party, which act does not involve the fault of one of its Executives.

8.2	The term confidential information includes, among other things:

8.2.1	products, formulae, processes and composition of products, as well as raw materials and ingredients, of whatever kind, that are used in their manufacture;

8.2.2
technical knowledge and methods, quality control processes, inspection methods, laboratory and testing methods, information processing programs and systems, manufacturing processes, plans, drawings, tests, test reports and software;

8.2.3	equipment, machinery, devices, tools, instruments and accessories;

8.2.4
financial information, production cost data, marketing strategies, raw materials supplies, suppliers, staff and client lists and related information, marketing plans, sales techniques and policies, including pricing policies, sales and distribution data and present and future expansion plans;

8.2.5	research, experiments, inventions, discoveries, developments, improvements, ideas, industrial secrets and know-how; and

8.2.6	Personnel information of employees of the Corporation.

8.3
The Executive agrees to keep confidential and not disclose to any third party both the existence and the terms of this Agreement, except if disclosure is required by regulation or law. In the event Executive is required to disclose the existence or terms of this Agreement pursuant to subpoena or other duly issued court order, Executive shall give prompt notice to the Corporation of such subpoena or court order to allow the Corporation sufficient opportunity to contest such subpoena or court order.

8.4    Nothing in this Section 8 shall be read to prevent Executive from discussing or disclosing confidential information in connection with an investigation by the SEC, the EEOC, the NLRB or another state or federal agency, or from filing and/or pursuing a charge or complaint with any such agency.
SECTION 9 -    OWNERSHIP OF INTELLECTUAL PROPERTY:

9.1
The Executive hereby assigns and agrees to assign to the Corporation all of his intellectual property rights as of their creation and to make full and prompt disclosure to the Corporation of all information relating to anything made or designed by him or that may be made or designed by him during the period of his employment, whether alone or jointly with other persons, or within a period of two (2) years following the termination of his employment and resulting from or arising out of any work performed by the Executive on behalf of the Corporation (or its affiliates) or connected with any matter relating or possibly relating to any business in which the Corporation or any of its affiliates or related or associated companies is involved unless specifically released from such obligation in writing by the Corporation’s Board of Directors.

9.2
In addition, the Executive renounces all legal rights in any document or work realized during the period of his employment related to his employment by the Corporation. The Executive acknowledges that the Corporation has the right to use, modify or reproduce any such document or work realized by the Executive, at its entire discretion, without the Executive’s authorization and without his name being mentioned.

9.3
At any time during the period of his employment or after the termination of his employment, the Executive shall sign, acknowledge and deliver, at the Corporation’s expense, but without compensation other than a reasonable sum for his time devoted thereto if his employment has then terminated, any document required by the Corporation to give effect to Section 9.1, including patent applications and documents evidencing the assignment of ownership. The Executive shall also provide such other assistance as the Corporation or one of its affiliates may require with respect to any proceeding or litigation relating to the protection or defense of intellectual property rights belonging to the Corporation or any of its affiliates.

9.4	The entirety of this Section 9 shall be binding on the Executive’s heirs, assigns and legal representatives.
SECTION 10 -    OWNERSHIP OF FILES AND OTHER PROPERTY:

10.1
Any property of the Corporation, including any file, sketch, drawing, letter, report, memorandum or other document, any equipment, machinery, tool, instrument or other device, any diskette, recording tape, compact disc, software, electronic communication device or any other property, which comes into the Executive’s control or possession during his employment with the Corporation in the performance or in the course of his duties, regardless of whether he has participated in its preparation or design, how it may have come under his control or into his possession and whether it is an original or a copy, shall at all times remain the property of the Corporation and, upon the termination of the Executive’s employment, shall promptly be returned to the Corporation or its designated representative. The Executive may not keep a copy or give one to a third party without the prior expressly written permission of the Chairman of the Board.

SECTION 11 -    NON DISPARAGEMENT:

11.1
Except as may be required by law, neither the Corporation nor the Executive shall make any negative or derogatory statements or remarks, verbally or in writing, in any medium, including social media, about the other to any person or entity outside the Corporation.

SECTION 12 -    TERMINATION OF PRIOR CONTRACTS:

12.1
As of the effective date hereof, this Agreement supersedes and cancels any prior agreement, verbal or written, with respect to the Executive’s employment with the Corporation, except for any change in control agreement executed with this Agreement.

SECTION 13 -    AMENDMENT OF THE AGREEMENT:

13.1	To be valid and enforceable, any amendment to this Agreement must be confirmed in writing by each of the Corporation and the Executive.
SECTION 14 -    NOTICES:

14.1
Any notice given hereunder shall be given in writing and sent by registered or certified mail or hand-delivered. If such notice is sent by registered or certified mail, it shall be deemed to have been received five (5) business days following the date of its mailing if the postal services are working normally. If such is not the case, the notice must be hand-delivered or served by bailiff, at the discretion of the sender. In the case of hand-delivery or service, the notice shall be deemed to have been received the same day. It is agreed that if the delivery date is a non-business day, the notice shall be deemed to have been received on the following business day.

For purposes of mailed or hand-delivered notices to be effectively delivered under this provision, the notices must be addressed as follows:
For the Corporation, the address is: 315 Sigma Drive, Summerville, South Carolina 29483.
For the Executive, the address is: 50 Biscayne Blvd., Apt. 4210, Miami, Florida 33132.
SECTION 15 -    SUCCESSORS:

15.1	This Agreement shall be binding on the successors, heirs, assignees and legal representatives of all of the parties hereto.
SECTION 16 -    CHOICE OF LAW AND JURISDICTION:

16.1
This Agreement shall be governed by and interpreted in accordance with the laws, including conflicts of laws, by the State of South Carolina in the United States of America. Subject to Section 18, any lawsuit that arises from or relates to this Agreement shall be brought exclusively in Charleston, South Carolina.

SECTION 17 -    SEVERABILITY:

17.1
If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of this Agreement, which can be given effect without the invalid provisions or applications and, to this end, the provisions of this Agreement are declared to be severable. Moreover, if any provision of this Agreement is deemed to be overbroad or otherwise unenforceable as written, the parties agree that such provision should be modified and reformed, and then enforced, to the maximum extent permitted by applicable law.

SECTION 18 -    MEDIATION AND ARBITRATION:

18.1
The Corporation and the Executive hereby expressly agree that with respect to any dispute arising under this Agreement, such dispute shall be addressed first through confidential mediation, and if that fails, through confidential and binding arbitration. Any such mediation shall take place in Charleston, South Carolina before a single mediator selected by the agreement of the parties. The Corporation shall bear all fees and expenses of the mediator. The parties shall bear the expense of their own attorneys’ fees. If the mediation fails to result in a prompt settlement, the arbitration shall be conducted in Charleston, South Carolina by one arbitrator who is designated in accordance with the then current employment rules and procedures of the American Arbitration Association. The arbitrator shall prepare and publish a reasoned award. Each of the parties hereto shall bear their own, respective, costs of such arbitration. Nothing in this provision shall prevent or limit the Corporation from having the right to file suit in court to obtain injunctive relief to enforce the covenants in Sections 7, 8, 9 or 10 of this Agreement.

SECTION 19 -    LANGUAGE:

19.1	All of the parties hereto expressly agree that this Agreement be drafted, read and interpreted in the English language.
SECTION 20 -    COUNTERPARTS:

20.1	This Agreement may be executed in counterparts, each of which shall be deemed one and the same Agreement.

NOW, THEREFORE, the Corporation and the Executive have duly signed this Agreement on the dates shown by their names below as of the Effective Date.
AETERNA ZENTARIS INC.

By:     /s/ Michael V. Ward
Title:     President & CEO
Printed Name:     Michael V. Ward
Date:     12 February 2018

("CORPORATION")

JAMES CLAVIJO

/s/ James Clavijo

Printed Name:     James Clavijo
Date:     2/13/18

("EXECUTIVE")